Exhibit 99(a)

                          CNF TRANSPORTATION INC.
            COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
                          (Dollars in thousands)


                                            Three Months Ended
                                                  March 31,
                                              2000        1999
                                           ----------  ----------
Fixed Charges and Preferred Stock
  Dividends:
 Interest expense                           $ 6,400    $ 7,126
 Capitalized interest                         1,748      1,129
 Dividend requirement on Series B
  Preferred Stock [1]                         2,717      3,063
 Interest component of
  rental expense [2]                         13,806     12,684
                                            --------   --------
                                            $24,671    $24,002

Earnings:
 Income before taxes                        $68,404    $74,861
 Fixed Charges and Preferred Stock
  Dividends                                  24,671     24,002
  Capitalized interest                       (1,748)    (1,129)
  Preferred dividend requirements [3]        (2,717)    (3,063)
                                            --------   --------
                                            $88,610    $94,671

Ratio                                           3.6x       3.9x
                                            ========   ========


[1] Dividends on shares of the Series B cumulative convertible preferred stock are used to pay debt service on notes issued by the Company's Thrift and Stock Plan.

[2]  Estimate of the interest portion of lease payments.

[3] Preferred stock dividend requirements included in fixed charges but not deducted in the determination of the Income before Taxes.